UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALERIS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	333-185443 (Commission File Number)	27-1539594 (IRS Employer Identification No.)
25825 Science Park Drive, Suite 400, Cleveland, Ohio 44122
(Address of Principal Executive Offices, including Zip Code)
Eric M. Rychel, Senior Vice President and Chief Financial Officer (216) 910-3400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1        Conflict Minerals Disclosure

Item 1.01        Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure
Section 13p-1 of the Securities Exchange Act of 1934, as amended, imposes disclosure requirements on certain companies, including us, who manufacture, or contract to manufacture, products for which conflict minerals (which include cassiterite, columbite-tantalite (coltan), gold, wolframite, including their derivatives, which are limited to tantalum, tin and tungsten), are necessary to the functionality or production of such products.
We have implemented processes and procedures designed to help us comply with our conflict minerals disclosure obligations. We believe our processes and procedures are reasonably designed to aid us in our determination whether potential conflict minerals used by us (if any) originated in the Democratic Republic of the Congo or certain adjoining countries which presently include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively, the “Covered Countries”). To this end, we have:

•	created a conflict minerals policy;

•	updated our internal controls and procedures to address conflict minerals;

•	updated our procurement and sales efforts to address conflict minerals;

•	designed and implemented an ongoing due diligence effort to gather information from our supply chain concerning the country of origin of potential conflict minerals in the supply chain; and

•	educated our directors, officers and employees, as applicable, regarding our conflict minerals disclosure obligations, policy and procedures.
We initially reviewed the applicability of the conflict minerals disclosure obligations on a per-product basis. This review included assessing whether: (a) we intentionally add a conflict mineral to any of our manufacturing processes; (b) we purchase (or contract to purchase) any alloy, hardener or other material containing a conflict mineral as a specified element in its chemical composition on the applicable industry guidelines or other specifications; and (c) any of our customers require a conflict mineral to be included in the product they order from us. As part of our internal controls and procedures, on a quarterly basis, this per-product review is updated by key members of our management team.
Based upon our review and assessment, with respect to the 2013 calendar year, we determined that, except as noted below, we do not source any of our slabs, hardeners or recycled and/or scrap materials from any of the Covered Countries and no aluminum alloy product manufactured by us intentionally includes any alloy containing a conflict mineral as a specified element. During the 2013 calendar year, we determined that our Extrusions segment manufactured products from aluminum alloy 6262A (or commonly known as AlEco 62Sn) in which tin was a specified element and, therefore, necessary to its functionality. This tin-containing aluminum alloy was manufactured for select customers. From January 1, 2013 through December 31, 2013, we purchased an aggregate of 13 metric tons of tin-containing hardeners and 1,300 metric tons of tin-containing billets from two suppliers to use in the manufacture of these products.

We have asked our two tin suppliers to make progress during 2014 in obtaining independent third-party certifications that the tin-containing hardeners and billets provided to us come from certified conflict-free smelters.
We have completed our good faith reasonable country of origin inquiry for the 2013 calendar year with respect to our tin-containing aluminum alloy 6262A products. Based upon the results of this inquiry, we have no reason to believe the tin-containing hardeners or billets used in the manufacture of these products may have originated from any Covered Country.
We conducted our reasonable country of origin inquiry by collaborating with our two suppliers to ascertain the necessary information. With respect to each supplier, we engaged in a multi-step process of gathering information to enable us to verify the origin or source of the tin-containing hardeners or billets. Through these efforts, we received verbal and written representations from both suppliers that the tin each of them procured during the period covered by this report on Form SD were not sourced from a Covered Country. We determined these representations were reasonably reliable, given the facts and circumstances surrounding the representations, by confirming their responses were consistent with our industry and technical knowledge. Since June 26, 2013, one supplier has included the country of origin on every delivery note accompanying each shipment to us. Since August 2013, the other supplier has provided written certifications upon our request. Additionally, we have the right to audit the books and records of each supplier related to the sourcing of the tin-containing hardeners or billets provided to us.
We make available on or through our website (http://investor.aleris.com/corporate-governance) our Conflict Minerals Disclosure, as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission. The website referenced in this Specialized Disclosure Report on Form SD or the information contained therein is not incorporated herein by reference.
Cautionary Note Regarding Forward-Looking Statements
Certain statements in this Specialized Disclosure Report on Form SD may be “forward-looking statements” within the meaning of the federal securities laws. Statements about our beliefs and expectations and statements containing the words “may,” “could,” “would,” “should,” “will,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “look forward to,” “intend” and similar expressions intended to connote future events and circumstances constitute forward-looking statements. Forward-looking statements include statements about, among other things, future costs and prices of commodities, production volume, industry trends, demand for our products and services, anticipated cost savings, anticipated benefits from new products or facilities, and projected results of operations. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in or implied by any forward-looking statement. Some of the important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following: (1) our ability to successfully implement our business strategy; (2) the cyclical nature of the aluminum industry, material adverse changes in the aluminum industry or our end-use segments, such as global and regional supply and demand conditions for aluminum and aluminum products, and changes in our customers’ industries; (3) our ability to fulfill our substantial capital investment requirements; (4) variability in general economic conditions on a global or regional basis; (5) our ability to retain the services of certain members of our management; (6) our ability to enter into effective metal, natural gas and other commodity derivatives or arrangements with customers to manage effectively our exposure to commodity price fluctuations and changes in the pricing of metals, especially London Metal Exchange-based aluminum prices; (7) our internal controls over financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur; (8) increases in the cost of raw materials and energy; (9) the loss of order volume from any of our largest customers; (10) our ability to retain customers, a substantial number of whom do not have long-term contractual arrangements with us; (11) our ability to generate sufficient cash flows to fund our capital expenditure requirements and to meet our debt service obligations; (12) competitor pricing activity, competition of aluminum with alternative materials and the general impact of competition in the industry segments we serve; (13) risks of investing in and conducting operations on a global basis, including political, social, economic, currency and regulatory factors; (14) current environmental liabilities and the cost of compliance with and liabilities under health and safety laws; (15) labor relations (i.e., disruptions, strikes or work stoppages) and labor costs; (16) our levels of indebtedness and debt service obligations, including changes in our credit ratings, material increases in our cost of borrowing or the failure of financial institutions to fulfill their commitments to us under committed credit facilities; (17) our ability to access the credit and capital markets; (18) the possibility that we may incur additional indebtedness in the future; (19) limitations on operating our business as a result of covenant restrictions under our indebtedness; and (20) other factors discussed in our filings with the Securities and Exchange Commission, including the sections entitled “Risk Factors” contained therein. Investors, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether in response to new information, futures events or otherwise, except as otherwise required by law.
Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALERIS CORPORATION

Date: June 2, 2014
/s/ Eric M. Rychel
By: Eric M. Rychel
Its: Senior Vice President and Chief Financial Officer